SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Vulcan Materials Company
Chemicals Division Hourly Employee Savings Plan
(Exact name of registrant as specified in its charter)

New Jersey (State or other jurisdiction of incorporation)	I-4033 (Commission File Number)		63-0366371 (IRS Employer Identification No.)

1200 Urban Center Drive
Birmingham, Alabama 35242
(Address of principal executive offices) (zip code)

(205) 298-3000
Registrant's telephone number, including area code:

Common Stock, Par Value $1.00 Per Share
(Title of each class of securities covered by this Form)

(Title of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
[] [] [] [] []	Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	[] [] [] X	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6
Approximate number of holders of record as of the certification or notice date: 0
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Dated: June 19, 2006		Vulcan Materials Company Chemicals Division Hourly Employee Savings Plan (Registrant) By: /s/Charles D. Lockhart Charles D. Lockhart Chairman and Member of Administration Committee